Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Six Months Ended April 29, 2018		Fiscal Year Ended
			October 29, 2017		October 30, 2016		October 25, 2015		October 26, 2014		October 27, 2013
Income from continuing operations before taxes	2,457		3,731		2,013		1,598		1,448		350
Add adjustments:
Fixed charges	120		215		170		116		109		109

Income from continuing operations before taxes and fixed charges	2,577		3,946		2,183		1,714		1,557		459

Fixed charges:
Interest expense(b)	113		202		156		104		96		96
Amortization of discounts and capitalized expenses related to indebtedness	2		3		3		2		2		2
Estimated interest component of rental expense	5		10		11		10		11		11

Total fixed charges from continuing operations	120		215		170		116		109		109

Ratio of earnings to fixed charges(a)	21.5	x	18.4	x	12.8	x	14.8	x	14.3	x	4.2	x

(a)	The ratio of earnings to fixed charges was computed by dividing income from continuing operations before taxes and fixed charges by the fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include interest expense, amortization of discounts and debt issuance costs and 30% of rental expense, which Applied considers to be a reasonable approximation of the interest factor included in rental expense.
(b)	Interest expense does not include interest expense related to uncertain tax positions as a component of fixed charges. Interest expense related to uncertain tax positions is included as a component of provision for income taxes.